Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

The I-M Project

4

1.2.2

Stewart and Jazz Properties, British Columbia

6

1.2.3

Rozan Property, British Columbia

6

1.2.4

Market Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

9

1.5

Summary of Quarterly Results (Unaudited)

12

1.6

Liquidity

12

1.7

Capital Resources

13

1.8

Off-Balance Sheet Arrangements

16

1.9

Transactions with Related Parties

16

1.10

Fourth Quarter

17

1.11

Proposed Transactions

17

1.12

Critical Accounting Estimates

17

1.13

Critical accounting policies and changes in accounting policies

18

1.14

Financial Instruments and Other Instruments

19

1.15.

Other MD & A Requirements

19

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

19

1.15.2

Disclosure of Outstanding Share Data

20

1.16

Other Information

21

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext® Process, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext® Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced. Other factors that affect both the exploration and development and the research and development of the Ceramext® Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in demand and prices for minerals, and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2007, and the unaudited interim consolidated financial statements for the three months ended March 31, 2008.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is May 29, 2008.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and has also been engaged in conducting research and development to commercialize the Ceramext® Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The following is a brief summary of its activities in the first three months of 2008 (“Q1 2008”).

•

Emgold’s loss for the three months ended March 31, 2008 (“Q1 2008”) was $1,131,487 or

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

$0.01 per share compared to a loss of $995,671 or $0.01 per share in the three months ended March 31, 2007 (“Q1 2007”).

•

During Q1 2008, cash used for operations and working capital was $1,430,647 compared to $954,331 in Q1 2007.

•

Exploration expenditures on the Company’s mineral property interests were $607,452 in Q1 2008 compared to $703,671 in Q1 2007.  Exploration expenditures, which are expensed by the Company, were incurred on the following mineral properties in Q1 2008:  Idaho-Maryland - $542,533 (2007: $715,923), Rozan - $23,606 (2007 - $192), Stewart $40,833 (2007 – recovery of $12,320), and Jazz - $480 (2007 – Recovery of $124).

•

During Q1 2008, the Company incurred expenses of $104,232 (2007 - $169,142) in relation to the Ceramext® process.  Expenses incurred include amortization of research equipment - $20,291 (2007 – $22,055); Ceramext®  technology royalties - $40,000 (2007 - $20,000); legal and consulting fees - 19,536 (2007 - $1,407) and salary and overhead costs of - $24,405 (2007 - $88,549).

•

Currently the Company anticipates the receipt of the Condition Mine Use Permit (“CMUP”) for the Idaho-Maryland Project in late 2008 or early 2009.

During 2007, the Company completed a private placement for a total of 72,730,236 units issued at a price of Cdn$0.11 per unit.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per Warrant Share.  Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and 4,981,803 non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.

The Company’s primary focus is and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the CMUP for the I-M Project in the late 2008 or early 2009.

As previously announced, the Company is in the process of converting its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into an independent operating entity.  This is intended to allow Golden Bear to pursue opportunities for growth on a global basis, to obtain financing to commercialize the Ceramext® process and construct a series of production plants.  Emgold will retain the right to employ the Ceramext® technology in connection with the operation of the I-M Project.  Emgold is providing interim funding to Golden Bear as necessary to complete the separation, maintain the patents and intellectual property portfolio, and maintain the Ceramext® license agreement until the separation from Emgold is completed and Golden Bear is independently financed.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.2.1

The I-M Project

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956, and is the second largest historical producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

During 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement for the Idaho-Maryland Mine extends the purchase option exercise date from May 31, 2007 to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged.  The Company agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.

Permitting Process

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is entering into the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit applications.  The City completed an initial study on January 8, 2008 and the Company expects that the Environmental Impact Report (“EIR”) will be completed during the fourth quarter of 2008.  It is anticipated that the CMUP may be issued by the City within 60 days of the EIR being completed.

There are a variety of operating permits and agreements that will be required with various regulatory agencies to operate the mine.  The Company has also commenced work on final operating permits and other agreements to allow granting of these permits as quickly as possible after the EIR is completed.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, California would cease.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in four public workshops held during the preparation of, the draft EIR the last of which occurred on March 12, 2008.  The Company has responded to a number of data requests from the City and has been submitting responses upon receipt of additional requests from the City to keep the permitting process on schedule.

Exploration and Resources

The existing mineral resources consist of 216 resource blocks that were defined in a National Instrument 43-101 Technical Report and Preliminary Assessment completed in November 2004 and subsequent geologic modeling by the Company’s geologists.

Current resources include a measured and indicated resource of 1.7 million tons grading 0.28 opt containing 472,000 ounces of gold and an inferred resource of 2,570,000 tons grading 0.39 opt containing 1,002,000 ounces of gold.

The Company is continuing the process of computerizing all the historic geology and mine engineering data that was generated during mine operations from 1862 to 1956.  This includes digitizing underground mine openings and entering of historic diamond drilling and assay information.  Geology mapping is currently being scanned and input into the computer model.  This information will be used to create a new 43-101 compliant resource estimate and to identify new underground exploration targets.  This is expected to be completed by the third quarter of 2008.

With the identification of thee new underground exploration targets, the I-M Project has the potential to contain one of the largest high-grade underground gold exploration targets in North America.

Development of various underground exploration scenarios for the I-M Project has commenced in parallel with resource modeling.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project and a Qualified Person in accordance with National Instrument 43-101.

Ceramext® Process

Emgold licensed the worldwide rights to the Ceramext® technology because of its potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine.  The Company has since developed this technology to the pilot plant stage and it is now ready to be commercialized.  The Company is providing interim funding to Golden Bear required to maintain the patents and intellectual property portfolio, and maintain the Ceramext® license agreement until the separation of Golden Bear from Emgold is completed and Golden Bear is independently financed.  Emgold will retain the right to employ this technology in connection with the operation of the I-M Project.

There is a potential global business opportunity to process a wide range of siliceous and mineral wastes to produce high quality stone and ceramic building materials.  Materials that have been successfully treated with the process include fines from aggregate quarries, waste from metal and industrial mineral mines, and fly ash from coal fired power plants.  All these materials are waste by-products of

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

production processes and the materials are currently disposed of in landfills.  The products produced by Golden Bear (floor tile, wall tile, roof tile, etc.) are 100% recycled material and considered green building products.  They will also qualify for LEED credits.

Advance royalties of $40,000 per quarter, were payable, commencing in Q1 2008.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company will earn a 100% interest in the property by making payments totaling Cdn$104,000 ($80,000 paid) and issuing 260,000 common shares.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($45,000 paid) to the optioner over a ten-year period.

Trenching and drilling work has been completed on the properties and assays received.  An Assessment Report on exploration work completed in 2007 has been prepared and filed.  Results from drilling and trenching are being reviewed in relation to historic exploration activity.  An updated summary report on the properties is being prepared.

1.2.3

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totaling Cdn$100,000 and issuing 200,000 common shares.

Due to weather conditions, only one drill hole was completed on the Rozan Property in 2007.  Results from drilling are being reviewed in relation to historic exploration activity.  An updated summary report on the properties is being prepared.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2007 averaged $696 per ounce and has averaged $915 per ounce during the year to date 2008.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Current assets	$ 5,281,621	$ 2,925,022	$ 3,737,703
Mineral property interests	942,448	910,672	859,531
Other assets	282,626	428,956	530,109
Total assets	6,506,695	4,264,650	5,127,343

Current liabilities	718,136	450,721	601,143
Preference shares	750,624	626,724	613,871
Capital lease obligation	25,661	31,504	--
Shareholders’ equity	5,012,274	3,155,701	3,912,329
Total shareholders’ equity and liabilities	$ 6,506,695	$ 4,264,650	$ 5,127,343

Working capital	$ 4,563,485	$ 2,474,301	$ 3,136,560

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2007	2006	2005

Expenses
Amortization	$ 76,423	$ 88,291	$ 61,400
Accretion of debt portion of preference shares	12,822	14,469	16,448
Ceramext® research costs	629,148	1,590,754	1,769,659
Exploration costs	3,188,134	1,796,199	1,668,224
Foreign exchange loss	63,988	15,771	8,148
Finance expense	54,692	48,614	44,966
Legal, accounting and audit	107,383	115,352	114,557
Management and consulting fees	107,996	60,827	31,582
Office and administration	372,647	451,710	448,357
Other consulting fees	18,844	30,089	68,600
Salaries and benefits	798,509	573,250	558,717
Shareholder communications	209,700	192,248	288,216
Stock-based compensation	399,830	65,526	143,979
Travel	104,057	126,360	131,770
Loss for the year before interest income	6,144,173	5,169,460	5,354,623

Interest income	(86,310)	(45,133)	(109,458)

Loss for the year before income taxes	6,057,863	5,124,327	5,245,165
Income tax recovery	(221,734)	--	--

Loss for the year before income taxes	5,836,129	5,124,327	5,245,165

Loss per share – basic and diluted	$0.06	$0.08	$0.09
Weighted average number of common shares outstanding	102,077,466	67,199,081	57,782,811
Total common shares outstanding, end of year	156,489,642	83,759,406	65,538,099

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Emgold’s loss in Q1 2008 was $1,131,487, or a loss per share of $0.01, compared to a loss of $995,671, or a loss per share of $0.01 in Q1 2007.

	Three months ended March 31,
	2008	2007

Expenses
Amortization	$ 11,620	$ 22,725
Accretion of debt portion of preference shares	3,414	2,925
Ceramext® process research	104,232	169,142
Exploration expenses	607,452	703,671
Foreign exchange (gain) / loss	113,339	2,908
Finance expense	14,437	12,576
Legal, accounting and audit	26,487	23,024
Management and consulting fees	72,990	8,989
Office and administration	87,095	80,985
Other consulting	--	14,611
Salaries and benefits	82,216	134,400
Shareholder communications	41,140	62,696
Travel	3,289	23,863
	1,167,711	1,262,515
Other expenses and income
Interest income	36,224	18,793
Loss for the period before income tax	(1,131,487)	(1,243,722)
Recovery of future income tax	--	248,051
Loss for the period	(1,131,487)	(995,671)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)

During Q1 2008 the Company earned interest income of $36,224 on excess cash balances compared to $18,793 in Q1 2007.  The increase was due to interest earned on higher average cash balances held in Q1 2008 compared with 2007.

General and administrative expenses:

Legal, accounting and audit fees increased from $23,024 in Q1 2007 to $26,487 in Q1 2008.  Fiscal 2008 legal, accounting and audit costs, as expected, are higher than fiscal 2007 levels due to continuing and increasing regulatory and reporting requirements.

Office and administration expenses increased from $80,985 in Q1 2007 to $87,095 in Q1 2008.  These included telephone, courier and other direct costs and are relatively consistent with the previous period.

Management and consulting fees increased from $8,989 in Q1 2007 to $72,990 in Q1 2008. During the first quarter, the Company incurred a one-time agency fee in hiring the current Chief Financial Officer In addition, the Company entered into consulting fee agreements during Q4 2007 resulting in payments of Cdn$14,000 per month to private companies controlled by two of the directors of the Company.  In the prior period, the Company incurred consulting fees of Cdn$10,000 to a private company controlled by one of the Company’s directors.

The Company incurred a foreign exchange loss of $2,908 in Q1 2007 compared to a foreign exchange loss of $113,339 in Q1 2008.  The Company incurred losses on Canadian dollar denominated cash and short-term investment balances during the three-month period as the U.S. dollar strengthened relative to the Canadian dollar. Most of the Company’s funds have been held in Canadian dollars, while most expenses incurred by the Company are in United States dollars.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Salaries and benefits decreased from $134,400 in Q1 2007 to $82,216 in Q1 2008.  During the fourth quarter of 2007, the President and Chief Executive Officer and two other executives resigned from Emgold and are pursuing separate financing of Golden Bear Ceramics Company, resulting in a reduction of ongoing salary costs.

Shareholder communications costs decreased from $62,696 in Q1 2007 to $41,140 in Q1 2008.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website. In Q1 2007, the Company paid Michael Baybak and Company $15,892 in conducting an investor relations program towards institutional investors. No similar program was undertaken in Q1 2008.

Travel expense decreased from $23,863 in Q1 2007 to $3,289 in Q1 2008, due to decreased travel to Grass Valley and timing of management attendance at various trade shows and conferences.

Research and development expenses:

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007

Amortization of plant and equipment	$ 20,291	$ 22,055	$ 80,248
Ceramext® technology royalties	40,000	20,000	80,000
Consulting and legal fees	19,536	1,407	16,451
Consumable materials	--	457	720
Salaries and overhead costs	24,405	88,549	304,246
Marketing and commercialization	--	70	738
Sample preparation	--	516	680
Site costs	--	31,311	86,792
Stock based compensation	--	--	53,169
Transportation	--	4,777	6,104
Incurred during the period	$ 104,232	$ 169,142	$ 629,148

In Q1 2007 the Company incurred $169,142 in expenditures directly related to the development of the Ceramext® Process compared to $104,232 in Q1 2008.  The decrease relates limiting activities to only patenting and licensing while independent financing is being sourced for Golden Bear Ceramics.  Costs incurred in Q1 2008 relate primarily to maintaining the patents and intellectual property portfolio and the Ceramext® licensing agreement while the Company seeks independent financing for Golden Bear.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended March 31,		Year ended December 31,
	2008	2007	2007
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ --	$ 2,465
Geological and geochemical	120,808	130,184	412,104
Land lease and taxes	78,010	101,844	336,959
Consulting	--	--	121,560
Mine planning and permitting	217,180	418,941	1,059,673
Site activities	120,936	63,981	305,576
Stock based compensation	--	--	106,338
Transportation	5,599	973	4,778
Incurred during the period	542,533	715,923	2,349,453
Rozan Property, British Columbia
Exploration costs
Assays and analysis	900	--	162
Geological and geochemical	22,663	429	48,020
Drilling	--	--	43,274
Site activities	43	57	7,250
Trenching	--	--	4,666
Transportation	--	(294)	7,883
Incurred during the period	23,606	192	111,255
Stewart Property, British Columbia
Exploration costs
Assays and analysis	11,079	--	65,481
Geological and geochemical	29,746	142	115,483
Drilling	--	--	470,858
Site activities	8	4	13,699
Trenching	--	--	19,318
Transportation	--	--	42,282
Assistance and recoveries	--	(12,466)	(12,465)
Incurred during the period	40,833	(12,320)	714,656
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	366	170	12,842
Site activities	114	13	235
Assistance and recoveries	--	(307)	(307)
Incurred during the period	480	(124)	12,770

Total Exploration Expenses	$ 607,452	$ 703,671	$ 3,188,134

Direct exploration expenditures on the I-M Project decreased from $715,923 in Q1 2007 to $542,533 in Q1 2008.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Planned expenses in fiscal 2008 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $521, before government assistance and recoveries of $12,773 received in Q1 2007. In Q1 2008, the Company incurred $64,919 primarily in relation to geological expenses.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext® Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	368,225	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	441,685	1,143,636	0.01
Third Quarter	179,988	509,669	8,408	349,651	9,346	357,550	1,435,175	0.02
Fourth Quarter	122,368	570,936	102,030	377,277	3,418	1,137,954	2,261,647	0.01
2008
First Quarter	104,232	542,533	23,606	40,833	480	456,027	1,131,487	0.01

Note 1:  General and administrative expenses do not include interest revenue, recovery of future income tax, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the I-M Project and research on the Ceramext® Process.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to remain at approximately $115,000 per month.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the I-M Project and to the development of the Ceramext® Process.  Progress has been at a slower pace than planned

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

due to financing and budgetary constraints.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at March 31, 2008:

	April 1, 2008, to December 31, 2008	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$4,426	$8,358	$8,358	$ 8,358	$4,877	$ --	$34,377
Operating lease obligations	197,352	263,136	65,784	--	--	--	526,272
Idaho-Maryland property lease (1)	225,000	--	--	--	--	--	225,000
Mineral property option payments (1)	20,000	25,000	25,000	25,000	25,000	25,000	145,000
Ceramext® royalties and payments	120,000	160,000	160,000	160,000	160,000	160,000	920,000
Purchase obligations (3)	5,194,127	--	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$5,760,905	$456,494,	$259,142	$193,358	$189,877	$185,000	$7,044,776

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

At March 31, 2008, Emgold has capitalized $942,448 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has equipment with a book value of $241,731 at March 31, 2008.

The Company has a capital lease, relating to a vehicle purchase, payable at $697 monthly.  Lease obligations are $5,843 for fiscal 2008 and $5,976 for a one-year period from March 31, 2008.

1.7

Capital Resources

At March 31, 2008, Emgold’s working capital, defined as current assets less current liabilities, was $3,513,088, compared to $4,563,485 at December 31, 2007.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At March 31, 2008 the Company had 157,109,642 common shares issued and outstanding compared with 156,489,642 at December 31, 2007. The Company also had 3,948,428 Class A preference shares, which are convertible to 987,107 common shares at both March 31, 2008 and December 31, 2007.  Dividends deemed to have been paid could also result in dilution of approximately 379,000 shares at March 31, 2008.

Additional financings will be required in fiscal 2008 in order for the I-M Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process and the development of the Ceramext® process will be delayed.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext® technology as noted above.  The Company has produced stone and ceramic tiles in its pilot plant facility that have been installed in a home/office complex being constructed by a development partner in the research process.

Plans for 2008

The Company is focusing on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for commercialization of the Ceramext® technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Risks

At March 31, 2008, it is estimated that it may require approximately $5.0 - $6.0 million in total working capital to operate the Company over the next year, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct costs for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project will be approximately $3.5 million, including internal and external costs and 15% contingency.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the previously announced date and time frame for obtaining the permits is reasonable provided the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  The Company’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  Much of the Company’s exploration activities in California comprise the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

The low price of Emgold’s common stock limits the ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

Readers are cautioned that the CMUP is required in order to dewater the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

Although there have been over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry and financial community that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the least attractive jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Balances receivable from:	March 31, 2008	December 31, 2007
LMC Management Services Ltd.	$ 362,643	$ 100,493

Balances payable to:
Directors, officers and employees	$ 315,413	$ 386,369

(a)

During the three months ended March 31, 2008, $97,425 (2007 - $216,599) was incurred in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of $21,024 (2007 – $9,210) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  Consulting fees of $14,020 (2007 –$Nil) were also paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company. Mr. Lang and Lang Mining Corporation are the holders of preference shares.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for the Company’s preference shares as outlined below.

Series A First Preference Shares

Equity portion of Class A Convertible Preference Shares	Number of Shares	Amount
Balance, beginning and end of period	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	March 31, 2008	December 31, 2007
Balance, beginning of period	$ 750,624	$ 626,724
Accretion of debt	3,414	12,822
Foreign exchange (gain) / loss on debt	(25,815)	111,078
Balance, end of period	$ 728,223	$ 750,624

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At March 31, 2008, $287,733 (December 31, 2007 - $284,146) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business.

1.12

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these financial statements. The Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2008:

a) Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed including (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what an entity considers capital, (iii) whether the entity is in compliance with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

b) Financial instruments disclosures

The CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

c) General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning January 1, 2008.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short-term investments accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations.  A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

The carrying value of these financial instruments approximates their carrying value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.

Given the uncertainty of the timing of the payment of dividends accrued on preference shares, it is not possible to determine the fair value of this balance.  The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares is difficult to determine.  Based upon an analysis of discounted cash flows, the fair value of the debt component is estimated at approximately $731,000 at March 31, 2008.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 and as such reflects the fair value of the instrument.

1.15.

Other MD & A Requirements

See the interim consolidated financial statements for the three-month periods ended March 31, 2008 and 2007.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the interim consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at May 29, 2008

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

157,359,642 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding (option grants in May to be included when finalized)

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	428,000	October 12, 2011
$1.00	2,410,000	November 19, 2013
$0.90	1,745,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 22, 2011
$0.15	7,890,000	December 11, 2012
$0.20	2,100,000	May 12, 2013
	15,723,000

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,519,569	Cdn$0.15	September 27, 2009
3,393,323	Cdn$0.11	March 27, 2009
3,393,323*	Cdn$0.15	March 27, 2009
7,358,000	Cdn$0.15	October 5, 2009
416,080	Cdn$0.11	April 5, 2009
416,080*	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
622,400	Cdn$0.11	April 12, 2009
622,400*	Cdn$0.15	April 12, 2009
100,491,165	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

1.16

Other Information

Controls and Procedures

As of March 31, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the three-month period ended March 31, 2008, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Emgold Mining Corporation

Three Months Ended
March 31, 2008

(expressed in United States dollars, unless otherwise stated)

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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